November 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Mr. Jeffrey Foor
Document Control – EDGAR

RE:	Columbia Funds Series Trust II
Columbia Short-Term Cash Fund
Amendment No. 105
File No. 811-21852

Dear Mr. Foor:

Registrant is filing Amendment No. 105 on Form N-1A with respect to the registered investment company referenced above. All marked changes on this filing are non-material.

Columbia Short-Term Cash Fund is a non-publicly offered money market fund established to allow registered investment companies and other accredited investors within the meaning of the Securities Act of 1933, as amended, to invest their uninvested cash and cash collateral.

If you have any questions regarding this filing, please contact Ryan Larrenaga at 617-385-9536 or Heidi Brommer at 612-671-2403.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Secretary
Columbia Funds Series Trust II